UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2) *

CARLOTZ, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

142552108

(CUSIP Number)

TRP Capital Partners, LP

380 N. Old Woodward Ave., Suite 205

Birmingham, Michigan 48009

(248) 648-2358

December 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1142552108

1.	Name of Reporting Person TRP Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power(1) 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power(1) 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person PN

(1)	Disposed of pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 9, 2022, by and among the Issuer, Shift Technologies, Inc., a Delaware corporation (“Shift”), and Shift Remarketing Operations, Inc., a Delaware corporation and wholly owned subsidiary of Shift (“Merger Sub”). On December 9, 2022, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Shift (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Class A common stock of the Issuer (“Class A common stock”) was converted into the right to receive 0.705241 of a share of Class A common stock, par value $0.0001 per share, of Shift (“Shift Common Stock”), rounded up to the nearest whole share for any fractional shares of Shift Common Stock.

1.	Name of Reporting Person TRP Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power(1) 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power(1) 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

(1)	Disposed of pursuant to the Merger Agreement. On December 9, 2022, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Shift. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Class A common stock was converted into the right to receive 0.705241 shares of Shift Common Stock, rounded up to the nearest whole share for any fractional shares of Shift Common Stock.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on February 2, 2021 (the “Original Statement”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on August 16, 2022 (“Amendment No. 1”), on behalf of (i) TRP Capital Partners, LP, a Delaware partnership, and (ii) TRP Capital Management, LLC, a Delaware limited liability company. Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Original Statement, as amended by Amendment No. 1 and this Amendment No. 2 (the “Schedule 13D”), relates to the Class A Common Stock, par value $0.0001 per share (the “Class A common Stock”), of CarLotz, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 2 is being filed as a result of the disposition of the Reporting Persons’ Class A common stock pursuant to the Merger Agreement.

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 2 amends the Original Statement as specifically set forth herein. Except as set forth on the cover pages hereto and as set forth below, all previous Items in the Original Statement remain unchanged.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On December 9, 2022, the Issuer completed the previously announced transaction with Shift Technologies, Inc., a Delaware corporation (“Shift”), pursuant to the Agreement and Plan of Merger dated as of August 9, 2022 (the “Merger Agreement”), by and among Shift, Shift Remarketing Operations, Inc., a Delaware corporation and wholly owned subsidiary of Shift (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Shift (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Class A common stock was converted into the right to receive 0.705241 of a share of Class A common stock, par value $0.0001 per share, of Shift (“Shift Common Stock”), rounded up to the nearest whole share for any fractional shares of Shift Common Stock. At the effective time of the Merger, Steven G. Carrel and David R. Mitchell resigned as directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference), as of December 9, 2022, the Reporting Persons do not own any shares of Class A common stock. Therefore, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Class A common stock. Consequently, this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2022	TRP Capital Partners, L.P.

	By:	/s/ David R. Mitchell
	Name:	David R. Mitchell
	Title:	Managing Director

TRP Capital Management, LLC

	By:	/s/ David R. Mitchell
	Name:	David R. Mitchell
	Title:	Managing Director